UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 333-231839

CHINA SXT PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

178 Taidong Rd North, Taizhou

Jiangsu, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into Material Agreements

Securities Purchase Agreement

On September 22, 2022, China SXT Pharmaceuticals, Inc. (the “Company”) entered into certain securities purchase agreement (the “SPA”) with Zhijun Xiao, a non-affiliate non-U.S. person (the “Investor”), pursuant to which Mr. Xiao agreed to purchase 1,625,798 ordinary shares (the “Shares”) of the Company, par value $0.08 per share (the “Ordinary Shares”) at a per share purchase price of $1.35. The gross proceeds of this transaction are $2,194,827.3.

The parties to the SPA have each made customary representations, warranties, and covenants. The Shares will be issued to the Investor upon satisfaction of all closing conditions, including the Nasdaq’s completion of its review of the notification to Nasdaq regarding the listing of the Shares. The Shares to be issued in the Offering are exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Regulation S promulgated thereunder.

The form of the SPA is filed as Exhibits 10.1 to this Current Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Voting Agreements

On the same date, Mr. Xiao also entered into certain voting agreements (the “Voting Agreements”) with Mr. Feng Zhou, who beneficially owns 106,250 Ordinary Shares, representing approximately 2.941% of the total voting power as of the date of this report, and Mr. Hao Xia, who owns 200,704 Ordinary Shares, representing approximately 7.47% of the total voting power as of the date of this report, respectively. According to the Voting Agreements, Mr. Xiao irrevocably grants a power of attorney to, and entrust Mr. Zhou and Mr. Xia, respectively, for the maximum period of time permitted by law, with all of Mr. Xiao’s voting rights as a shareholder of the Company, including without limitation, in connection with the election of directors and approval of all corporate transactions which requires the approval of the Company’s shareholders.

The form of each Voting Agreements is filed as Exhibit 4.1 and Exhibit 4.2, respectively, to this Current Report on Form 6-K and such documents are incorporated herein by reference. The foregoing is only a brief description of the material terms of the Voting Agreements, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Exhibits

Exhibit No.	Description

4.1	Form of Voting Agreement, dated September 22, 2022, by and between Zhijun Xiao and Feng Zhou

4.2	Form of Voting Agreement, dated September 22, 2022, by and between Zhijun Xiao and Hao Xia

10.1	Form of SPA, dated September 22, 2022, by and between the Company and Zhijun Xiao

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA SXT PHARMACEUTICAL, INC.

By:	/s/ Feng Zhou
Feng Zhou
Chief Executive Officer

Date: September 27, 2022

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